Exhibit 99.5

ATTENDANCE CARD
SIGNET GROUP plc - ANNUAL GENERAL MEETING 8 JUNE 2007

TO BE HELD AT:
The Café Royal, 68 Regent Street, London W1B 5EL at 11.00 am on 8 June 2007.
If you wish to attend this meeting in your capacity as a holder of ordinary shares and/or proxy, please sign this card and, on arrival, hand it to the Company’s Registrar. This will facilitate entry to the meeting.

Barcode:
Signature of person attending

Investor Code:

Signet Group plc

IMPORTANT:
NOTES FOR COMPLETION OF PROXY CARD

1.	If any other proxy is preferred, strike out the words “the Chairman of the meeting”, insert the full name of the person you wish to appoint and initial the alteration. A proxy need not be a member of the Company, but must attend the meeting in person to represent you.

2.	Please indicate how the proxy is to vote by placing an X in the appropriate box opposite each Resolution. If this form is signed and returned without any indication as to how the proxy is to vote, he will exercise his discretion both as to how he votes and as to whether or not he abstains from voting on any resolution put to the meeting.

3.	Please execute and date the form of proxy. If the appointor is a corporation, this form of proxy must be executed under its common seal if any, or the hand of its duly authorised agent or officer, whose capacity should be stated. In the case of an individual, the proxy must be signed by the appointor or his agent, duly authorised in writing.

4.	This form of proxy must be completed and deposited by post or by hand, together with the power of attorney or other authority, if any, under which it is signed, or a copy of such power or authority certified notarially, or in some other way approved by the directors, with the Registrar of the Company at least 48 hours before the time appointed for holding the meeting or adjourned meeting. CREST members should use the CREST electronic proxy appointment service and should refer to Note 3 of the Notice of Annual General Meeting enclosed with this form in relation to submission of a proxy appointment with CREST. The address of the Registrar for hand delivery is Capita Registrars, The Registry, 34 Beckenham Road, Beckenham, Kent BR3 4TU.

5.	A member may appoint more than one proxy in respect of shares comprised in the same holding. If more than one proxy is appointed a separate form of proxy should be completed for each person appointed and each form of proxy should show the number of shares to which it relates.

6.	Any alteration made in this form of proxy should be initialled by the person(s) signing it.

7.	In the case of joint holders, the signature of only one of the joint holders is required but, if more than one votes, the vote of the senior (according to the order in which the names stand in the register in respect of the holding) who tenders a vote in person or by proxy will be accepted to the exclusion of the votes of the other joint holder(s).

8.	Completion and return of this form of proxy will not preclude the appointor from attending and voting in person at the meeting.

9.	The “Vote Withheld” option is to enable you to abstain on any of the specified resolutions. Please note that a “Vote Withheld” has no legal effect and will not be counted in the votes “For” and “Against” a resolution.

PLEASE DETACH AND RETAIN THE ATTENDANCE CARD BEFORE POSTING THE FORM OF PROXY TO THE REGISTRARS.

FORM OF PROXY
SIGNET GROUP plc - ANNUAL GENERAL MEETING 8 JUNE 2007

I/We, being (a) holder(s) of ordinary shares of 0.9 US cents each in Signet Group plc, hereby appoint theChairman of the meeting (or see note 1)

Signet Group plc

Bar Code:

Investor Code:

Event Code:

as my/our proxy to vote for me/us on my/our behalf at the annual general meeting of the Company to be held at 11.00 am on 8 June 2007 and at any adjournment thereof.
I/We direct my/our proxy to vote on the Resolutions set out in the notice convening the annual general meeting as follows and otherwise as he shall think fit:

RESOLUTIONS	Please mark ‘X’ to indicate how you wish to vote
		Vote For	Vote Against	Vote Witheld

1.	To receive the audited accounts and accompanying reports

2.	To approve the directors’ remuneration report

3.	To declare a final dividend

4.	To re-elect Brook Land

5.	To re-elect Robert Blanchard

6.	To re-elect Walker Boyd

*	denotes Special Resolution

Please mark ‘X’ to indicate how you wish to vote
		Vote For	Vote Against	Vote Witheld

7.	To re-elect Dale Hilpert

8.	To re-appoint the auditor

9.	To authorise the directors to allot shares

10.	To disapply statutory pre-emption rights on share allotments*

11.	To authorise the Company to make market purchase of its own shares*

12.	To adopt new Articles of Association*

Signature	Date